UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WARNER MUSIC GROUP CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

934550104

(CUSIP Number)

Edgar Bronfman, Jr. c/o Warner Music Group Corp. 75 Rockefeller Plaza, 30th Floor New York New York 10019 (212) 275-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934550104

1	NAME OF REPORTING PERSON Edgar Bronfman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,450,199
	8	SHARED VOTING POWER 1,859,336
	9	SOLE DISPOSITIVE POWER 5,700,199
	10	SHARED DISPOSITIVE POWER 1,859,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

STATEMENT MADE PURSUANT TO RULE 13d-1(a) OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

This Amendment No. 3 to Schedule 13D relates to Common Stock, par value $0.001 per share (“Common Stock” or “Shares”) of Warner Music Group Corp. (the “Company”) and amends the statement on Schedule 13D filed by Edgar Bronfman, Jr. relating to the Shares on March 11, 2009 (the “Initial Statement”), as amended by Amendment No. 1 filed on January 24, 2011 (“Amendment No. 1”) and Amendment No. 2 filed on May 10, 2011 (“Amendment No. 2” and, the Initial Statement together with Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”).

Item 5.	Interest in Securities of the Issuer

Items (a), (b) and (c) of Item 5 of this Schedule 13D are hereby amended and restated as follows:

(a)-(b) As of the date hereof, Mr. Bronfman may be deemed to beneficially own an aggregate of 10,309,535 Shares, representing approximately 6.5% of the outstanding Shares. Mr. Bronfman owns directly 4,050,199 Shares and has sole voting and sole dispositive power over such Shares. In addition, Mr. Bronfman has the sole power to vote 2,750,000 restricted Shares, but does not have dispositive power over such Shares. He also may be deemed to have sole voting and sole dispositive power over 1,650,000 Shares issuable upon the exercise of stock options that are currently exercisable. The restricted Shares and stock options are described in Item 6 of the Schedule 13D.

Mr. Bronfman may be deemed to have shared voting and shared dispositive power over 1,859,336 Shares held directly by a trust for the benefit of Mr. Bronfman, of which Mr. Bronfman is a trustee.

Because of the stockholders agreement (the “Stockholders Agreement”) among affiliates of Thomas H. Lee Partners, L.P. (“THL”), affiliates of Bain Capital Investors, LLC (“Bain Capital”), affiliates of Providence Equity Partners, Inc. (“Providence” and, together with THL, Bain Capital and Mr. Bronfman, the “Investor Group”), Mr. Bronfman and certain other parties, THL, Bain Capital, Providence and Mr. Bronfman are deemed to be a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock. The aggregate number of Shares beneficially owned by the Investor Group as of the date hereof represents a majority of the outstanding Shares. The Stockholders Agreement is described in Item 6 of the Schedule 13D.

Mr. Bronfman has been advised that, as of the date hereof, THL may be deemed to beneficially own an aggregate of 56,353,539 Shares, representing approximately 36.1% of the outstanding Shares, Bain Capital may be deemed to beneficially own an aggregate of 24,090,064 Shares, representing approximately 15.4% of the outstanding Shares, and Providence may be deemed to beneficially own an aggregate of 12,905,391 Shares, representing approximately 8.3% of the outstanding Shares. Each of THL, Bain Capital and Providence has filed a separate Schedule 13D with respect to the Common Stock pursuant to Rule 13d-1(k)(2).

Percentages set forth in this Schedule 13D were calculated based on 155,965,179 Shares outstanding as of June 10, 2011, as disclosed in the Company’s proxy statement filed on June 13, 2011.

The filing of this Schedule 13D shall not be construed as an admission that Mr. Bronfman is, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of securities held by the other members of the Investor Group.

(c) On the following dates, two of three trusts for the benefit of Mr. Bronfman or a member of his immediate family, of which Mr. Bronfman is a trustee, sold an aggregate of 2,110,454 Shares in brokerage transactions at the following weighted average sales prices per share (excluding broker’s commissions):

Transaction Date	Number of Shares	Weighted Average Sales Price Per Share
05/27/2011	566,754	$8.2274
05/31/2011	123,121	$8.2267
06/01/2011	34,884	$8.2227
06/02/2011	600	$8.22
06/06/2011	351,742	$8.1681
06/09/2011	400	$8.22
06/10/2011	898,333	$8.1801
06/13/2011	134,620	$8.18

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The Company and Mr. Bronfman entered into an amendment dated as of May 20, 2011 (the “Second Amendment”) to Mr. Bronfman’s restricted stock award agreement previously entered into with the Company on March 15, 2008, as amended on January 18, 2011. The Second Amendment provides that, except in the event of Mr. Bronfman’s earlier termination of employment without “cause” or his resignation for “good reason”, through the day prior to the consummation of the proposed merger transaction with Airplanes Music LLC and Airplanes Merger Sub, Inc. in accordance with the merger agreement (the “Merger Agreement”), or if earlier, through the date of termination of the Merger Agreement in accordance with its terms (such period, the “suspended period”), the market price of the Company’s Common Stock will not be taken into account to determine the satisfaction of the performance vesting criteria applicable to the restricted stock. In the event the Merger Agreement is terminated in accordance with its terms, the satisfaction of the performance criteria will be determined as if the day before and the day after the suspended period were consecutive days. Other than with respect to the changes highlighted above, the terms of Mr. Bronfman’s restricted stock awards remain unchanged.

The summary of the Second Amendment contained in this Item 6 is qualified in its entirety by reference to the Second Amendment, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit 6	Second Amendment, dated as of May 20, 2011, to Restricted Stock Award Agreement, dated as of March 15, 2008 and as amended on January 18, 2011, by and between Warner Music Group Corp. and Edgar Bronfman, Jr. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 20, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011

/s/ Edgar Bronfman, Jr.
Edgar Bronfman, Jr.

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